Exhibit 23.4

Consent of Marshall & Stevens Transaction Advisory Services LLC

We hereby consent to the quotation and summarization of our opinion letter to the board of directors of Arogo Capital Acquisition Corp. (the “Company”) in the proxy statement/prospectus contained in the Company’s registration statement on Form S-4 relating to the proposed acquisition of EON Reality, Inc. (the “Registration Statement”), as well as to the references to our firm and such opinion letter contained therein as set forth on Attachment A to this consent. In giving this consent, we do not admit, and we understand that the Company not contend, that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission. It is understood that we will not be held out by the Company in the Registration Statement or in any other disclosure document, filing or communication as such an “expert.”

/s/ Marshall & Stevens Transaction Advisory Services LLC

New York, New York

October 6, 2022

ATTACHMENT A

Opinion of Marshall & Stevens

As discussed herein, the Arogo Board engaged Marshall & Stevens Transaction Advisory Services LLC (“Marshall & Stevens”) in connection with its consideration of the Merger Agreement to provide to the Arogo Board a fairness opinion related thereto as hereinbelow described. Such engagement was entered into pursuant to the terms of an engagement letter dated as of April 6, 2022.

Marshall & Stevens is the sister company of Marshall & Stevens Incorporated, an internationally recognized independent valuation consulting firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions and valuations for corporate and other purposes. Arogo selected Marshall & Stevens to provide a fairness opinion on the basis of Marshall & Stevens’ reputation, its independence (neither Marshall & Stevens nor any of its affiliates provided any services or advice with respect to the funding or management of Arogo or the negotiation, structuring or funding of the Business Combination), its experience in the preparation of delivery of fairness opinions in connection with merger and acquisition transactions of other companies in the investment management industry and a non-contingent fee structure that was appropriate for a company of Arogo’s size and for the size of the Business Combination. Neither Arogo, EON Reality, nor any of their respective affiliates have or have had during the past two years any material relationship with Marshall & Stevens, or its affiliates, and no relationship with Marshall & Stevens, or its affiliates, not related to the Business Combination is currently contemplated between Arogo, EON Reality, EON Reality Holdings, or any of their respective affiliates.

On April 19, 2022, the Arogo Board held a video meeting with several representatives from Nelson Mullins Riley & Scarborough, Arogo’s counsel, and several representatives from Marshall & Stevens in which Marshall & Stevens provided a final presentation regarding the value of EON Reality and delivered its opinion letter dated as of the same date (the “Opinion”) to the Arogo Board stating that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such Opinion, the purchase price to be paid by Arogo to the equity holders of EON Reality in the Business Combination for the Acquired Business as provided in the Merger Agreement is fair to Arogo from a financial point of view. The summary of the Opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the Opinion, which is attached to this proxy statement/prospectus as Annex E-1, and sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken by Marshall & Stevens in connection with arriving at and delivering the Opinion. The Opinion has not been updated and speaks only as of the date it was issued — April 19, 2022.

The Opinion was furnished solely to be utilized by the Arogo Board as only one input to consider in its process of analyzing the Merger Agreement and it did not constitute a recommendation to the Arogo Board (or any member thereof), any shareholder of Arogo or any other person as to how such person should vote or invest in Arogo or otherwise act with respect to the Business Combination or in any other manner.

In arriving at its Opinion, Marshall & Stevens looked solely at the enterprise value of the Acquired Business as a going concern and on a standalone basis immediately prior to the consummation of the Business Combination and have not considered any impact on value (positive or negative) of the consummation of the Business Combination (as defined in the Opinion) on the value of the Acquired Business. Marshall & Stevens performed the reviews, analyses and inquiries as it, in its professional judgment and experience, deemed necessary and appropriate under the circumstances and based on the nature of the Merger Agreement. Marshall & Stevens’s activities, included, without limitation:

1)	The review of documents and sources of information as deemed appropriate, including the draft Merger Agreement and EON Reality’s financial statements;

2)	The review of certain operating and financial information, including projections, provided to Marshall & Stevens by management of EON Reality and Arogo relating to EON Reality’s business prospects;

3)	Meetings or correspondence with certain members of Arogo and EON Reality’s senior and operating management and other advisors to discuss EON Reality’s operations, historical financial results, future prospects and projected operations and performance;

4)	The evaluation of the economic conditions, market, stock price history and reported events of Arogo and EON Reality;

5)	The analysis of publicly available data and stock market performance data of public companies that were deemed comparable to EON Reality by Marshall & Stevens; and

6)	The performance of such other studies, analyses, inquiries and investigations as Marshall & Stevens deemed appropriate.

In rendering its Opinion, Marshall & Stevens assumed and relied upon the accuracy and completeness of the audited and unaudited financial statements, financial projections and other information provided to it by Arogo and EON Reality, and Marshall & Stevens has further relied upon the assurances of such companies’ management that they were, in each case, unaware of any facts or circumstances that would make the information provided to Marshall & Stevens incomplete or misleading. Marshall & Stevens did not assume any responsibility for independent verification of such information or assurances.

In arriving at its Opinion, Marshall & Stevens did not perform any independent appraisal or physical inspection of the assets of EON Reality. Marshall & Stevens’s analysis does not constitute an examination, review or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants (“AICPA”). Marshall & Stevens did not and does not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines. Furthermore, there will usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected and those differences may be material.

The Opinion was predicated on the assumption that the final executed form of the Merger Agreement would not differ in any material respect from the draft of the Merger Agreement they examined, that the conditions to the Business Combination as set forth in the Merger Agreement would be satisfied, and that the Business Combination would be consummated on a timely basis in the manner contemplated by the Merger Agreement. Marshall & Stevens further assumed that all other Business Combination agreements listed in the Opinion would be executed with no material changes from the most recent drafts supplied to and reviewed by Marshall & Stevens.

In performing its analyses, Marshall & Stevens considered business, economic, market and other conditions as they existed on, and could be evaluated as of, the date of its Opinion. No company or business used in Marshall & Stevens’s analyses for comparative purposes is identical to EON Reality, and an evaluation of the results of those analyses is not entirely mathematical and is subject to assumptions and estimates. The estimates contained in the financial projections and the implied reference range values indicated by Marshall & Stevens’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Arogo or EON Reality. Much of the information used in, and accordingly the results of, Marshall & Stevens’s analyses are inherently subject to substantial uncertainty. As a result, Marshall & Stevens did not and does not assume any responsibility if the future results are materially different from the financial projections.

Marshall & Stevens’s Opinion was only one of many factors considered by the Arogo Board in evaluating the proposed Mergers. Neither Marshall & Stevens’s Opinion nor its analyses were determinative of the transaction consideration or of the views of the Arogo Board, or Arogo’s management with respect to any determinations made regarding the Business Combination or the Merger Consideration. The type and amount of consideration payable as the transaction consideration were determined through negotiation between Arogo and EON Reality, and the decision to enter into the Merger Agreement was solely that of the Arogo Board.

Financial Analyses

In preparing its Opinion, Marshall & Stevens performed a variety of analyses, including those described herein. The summary of Marshall & Stevens’s analyses is not a complete description of the analyses underlying Marshall & Stevens’s Opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Marshall & Stevens’s Opinion nor its underlying analyses is readily susceptible to partial analysis or summary description. Marshall & Stevens arrived at its Opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Marshall & Stevens made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all its analyses, and Marshall & Stevens believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Marshall & Stevens’s analyses and Opinion.

For purposes of its analyses, Marshall & Stevens reviewed a number of financial metrics, including enterprise value, which generally is the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the applicable acquisition target) plus the amount of its net debt (i.e., the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

Unless the context indicates otherwise, Marshall & Stevens based the enterprise values used in the selected companies’ analysis described below using the economic data as of April 14, 2022. Marshall & Stevens based the estimates of the future financial performance of EON Reality placing 50.0% weight on Discounted Cash Flow method (“DCF”) given the detailed financial projections provided by EON Reality for the DCF, 25.0% weight was placed on the Guideline Public Company Method due to discrepancies in financial size, growth potential, service offerings between the guideline companies and EON Reality, and 25.0% weight was placed on the Guideline Transaction Method.

For purposes of its financial analyses, with Arogo’s consent, Marshall & Stevens assumed that the transaction consideration had a value equal to $550,000,000, adjusted for (i) net debt and (ii) certain transaction expenses.

(in $ Thousands) Valuation Method	Value Indication Range	Low	High
Income Approach
Discounted Cash Flow Method	50.0%	$463,000	$566,000
Market Approach
Guideline Transaction Method	25.0%	$516,000	$608,000
Guideline Public Company Method	25.0%	$499,000	$654,000
Indicated Enterprise Value (Control)		$485,000	$599,000
“Transaction Consideration” – Total Enterprise Value			$550,000

Discounted Cash Flows Method

Using financial projections provided by EON Reality’s management, Marshall & Stevens calculated the net present value of the unlevered, after-tax free cash flows that EON Reality’s business is projected to generate for the financial years 2022 through 2031, plus the present value of the terminal value of EON Reality’s business in year 2031.

The major inputs and assumptions used in Marshall & Stevens’s discounted cash flow method were as follows:

●	A weighted average cost of capital (WACC) of 22.5% was determined based upon a cost of equity of approximately 23.7% and an after tax cost of debt of 3.3%

●	A cost of equity was determined using a 20-year U.S. Treasury Rate (3.09%), Equity Risk Premium of 6.0% (Kroll Cost of Capital Navigator 2021 (“KCOC”)), Re-levered Equity beta of 1.52 based upon the Guideline Companies discussed below, a size premium of 1.46% based upon KCOC data for the 9th decile, and a company specific risk premium of 10.0% based upon anticipated financial projections risk.

●	After-tax cost of debt was determined using BBB rated bond yields and a tax rate of 28%.

●	The debt-to-capital ratio was estimated at 5% and the equity-to-capital ratio was estimated at 95% using input from the Guideline Companies discussed below.

●	Estimated income tax expense of 28% of pre-tax income;

●	Capital expenditures range from approximately 2.3% to 0.8% of revenue per year based upon management’s estimates;

●	Working capital requirements were estimated to be de minimis as the company has historically operated at negative debt-free, cash free working capital levels and was expected to continue doing so going forward;

●	A terminal year multiple of 5.4x was calculated using the Gordon Growth Model and based upon a WACC of 22.5% and terminal growth rate of 4%.

Marshall & Stevens performed sensitivity analyses, including varying the terminal growth rate, the WACC rate, and the revenue growth rate. The enterprise value for EON Reality was estimated to be between $463,000,000 and $566,000,000 using a discounted cash flow analysis.

Guideline Public Company Method

Marshall & Stevens reviewed certain financial data for guideline public companies (GPCs) with publicly traded equity securities that Marshall & Stevens deemed relevant based on their operations that may in certain respects and based on Marshall & Stevens’s professional judgment and experience, be considered similar to those of EON Reality, including government defense companies, industrial contractors/providers and environmentally- focused companies. No company used in the analyses as a comparison is directly comparable to EON Reality. The GPCs included:

1.	Unity Software Inc,

2.	Dassault Systems SE

3.	Duolingo, Inc.

4.	Chegg, Inc.

5.	Bright Horizons Family Solutions Inc.

6.	Autodesk, Inc.

7.	Freshworks Inc.

8.	E2open Parent Holdings, Inc.

9.	Tyler Technologies, Inc.

10.	Gitlab Inc.

11.	Hubspot, Inc.

12.	Clearwater Analytics Holdings, Inc.

13.	Paycor HCM, Inc.

14.	Paycom Software, Inc.

15.	KowBe4, Inc.

16.	EngageSmart, Inc.

17.	Zendesk, Inc,

18.	Fastly, Inc.

19.	Matterport, Inc.

20.	Roblox Corporation

The criteria for selecting the Guideline Companies were mainly industry, size, and profitability.

Marshall & Stevens reviewed, among other things, the Guideline Companies’ enterprise value as a multiple of revenue for the first and second year financial projections for each Guideline Company. The non- size adjusted multiples of enterprise value to revenue for the Guideline Companies ranged from 9.0x to 13.5x. The multiples were size adjusted based on a comparison to the respective deciles, and the respective equity risk premium, to which each Guideline Company was classified compared to the 10th decile utilized for EON Reality. The base value multiples selected were based upon the median multiple, the low value was based on the 25th percentile multiple and the high value was based on the 75th percentile multiple. Given the expected growth profile of EON Reality, the first and second year projected value indications were weighted equally 1/2 each to arrive at the final range of value. The selected multiples were as follows:

●	First Year: 9.0x to 13.5x

●	Second Year: 9.0x to 11.0x

The overall range of enterprise value for EON Reality was estimated to be between $499,000,000 to $654,000,000 using a guideline public company method.

Guideline Transaction Method

Marshall & Stevens valued EON Reality based on pricing multiples derived from the sale of companies that are similar to the Business Combination. Marshall & Stevens compared the following transactions involving the purchase of comparable companies, selecting the transactions that closely mirror EON Reality’s operations and which occurred in similar industry and economic conditions, and finally, applied the indicated pricing multiples from the representative transactions.

1.	Microsoft Corporation and Nuance Communications, Inc.,

2.	Stryker Corporation and Vocera Communications, Inc.,

3.	Lightspeed POS Inc. (n/k/a: Lightspeed Commerce Inc.) and Ecwind Inc.,

4.	EQS Group AG and Business Keeper GmbH,

5.	Mercell Holding ASA and Cloudia OY, and

6.	Chegg, Inc. and Mathway, LLC.

The overall range of enterprise value for EON Reality was estimated to be $516,000,000 to $608,000,000 using the guideline transaction method.

Reconciled Conclusion of Value

Marshall & Stevens considered the discounted cash flow method, the guideline public company method and the guideline transaction method. The guideline public company method and the guideline transaction method were given 25% weight each. Given the anticipated growth of EON Reality and the detailed financial projections provided by Eon Reality management for the discounted cash flow method, more weight was placed on the discounted cash flow method than the guideline public company and transaction method for their final reconciliation of value. Marshall & Stevens concluded to a final enterprise value range of $485,000,000 to $599,000,000.

Fees and Scope of Engagement

Arogo has paid Marshall & Stevens a fixed fee in connection with the delivery of its Opinion without any contingencies. Arogo has reimbursed Marshall & Stevens for its reasonable expenses incurred in connection with the Arogo engagement and has agreed to indemnify Marshall & Stevens, any controlling person of Marshall & Stevens and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

The Opinion was delivered to the Arogo Board subject to the conditions, scope of engagement, limitations and understanding set forth in the Opinion and subject to the understanding that the obligations of Marshall & Stevens in connection with the Merger Agreement are solely corporate obligations. Marshall & Stevens was not asked to opine on, and the Opinion did not express any views with respect to, (i) any other terms of the Merger Agreement, (ii) Arogo’s underlying business decision to effect the Merger Agreement, (iii) the basic business decision to proceed with or effect the Merger Agreement, (iv) the merits of the Merger Agreement relative to any alternative transaction or business strategy that may be available to Arogo, (v) the amount or nature of the compensation to any officer, director or employee or any class of such persons relative to the compensation to be received by the holders of any class of securities, creditors or other constituencies of Arogo or EON Reality in the Merger Agreement, or relative to or in comparison with the consideration payable in connection with the Business Combination, (vi) the fairness of the Business Combination to any particular group or class of securities (other than the equity securities of Arogo which were acquired upon the consummation of the Business Combination), creditors, or other constituencies of Arogo, (vii) the solvency, creditworthiness or fair value of EON Reality or any other participant in the Business Combination under any applicable laws relating to bankruptcy, insolvency or similar matters, (viii) the procedural fairness of the Business Combination or other possible measures of fairness, (ix) the independent fair value of EON Reality (except as expressly set forth in the Opinion), (x) the fairness of any PIPE placement agreements, or (xi) the fairness of such valuation to Arogo or Arogo’s shareholders (independent from the Business Combination), taken as a whole.